DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04008151

January 30, 2004

Michael P. O'Brien
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110-1726

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-30-2004

Re: Raytheon Company.
Incoming letter dated December 23, 2003

Dear Mr. O'Brien:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Raytheon by Stephen S. Niechcielski. We also received a letter on behalf of the proponent dated January 24, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

cc: Stephen S. Niechcielski
1064 Scenic View Drive
Schwenksville, PA 19473

By Federal Express

December 23, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Bingham McCutchen LLP
150 Federal Street
Boston, MA
02110-1726

617.951.8000
617.951.8736 fax

bingham.com

Boston
Hartford
London
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Silicon Valley
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Walnut Creek
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Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(7)

Ladies and Gentlemen:

We are filing this letter on behalf of our client Raytheon Company, a Delaware corporation ("Raytheon"), which has received a shareholder proposal (the "Proposal"), which is attached to this letter as Exhibit A, from shareholder Stephen S. Niechcielski, who states that he is acting on behalf of himself and 29 other Raytheon stockholders listed on his proposal "plus the hundreds of others who are retirees or beneficiaries with pensions from the old Raytheon Engineers and Constructors, Inc." (the "Proponent") that the Proponent wishes to have included in Raytheon's proxy materials for its 2004 annual meeting of shareholders (the "2004 Proxy Materials").

The Proposal states, in relevant part:

"RESOLVED, Shareholders request the Board of Directors to:

"Direct the Benefits Committee for the *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees* pension plan to provide a raise in the pensions for the ex-*RE&C* retirees in the plan in proportion to the number of years a retiree had been in the plan during the period 1992-2003, monies to come from the plan's overfunded assets or from the company's funds."

Raytheon intends to omit the Proposal and its supporting text for the following reasons:

- The Proposal is excludable because it is related to a personal grievance and personal benefit under Rule 14a-8(i)(4).

- The Proposal is excludable because it is related to Raytheon's ordinary business matters, under Rule 14a-8(i)(7).

Bingham McCutchen LLP
bingham.com

Accordingly, we hereby submit this statement of reasons for exclusion of the Proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2004 Proxy Materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2004 Proxy and we have provided a copy of this submission to the Proponent.

1. The Proposal is Directly Related to the Proponent's Personal Grievance and Interests, and Should Therefore Be Excluded.

a. The Proposal is in Direct Furtherance of the Proponent's Personal Grievance Against Raytheon.

Rule 14a-8(i)(4) permits the exclusion of any proposal that "relates to the redress of a personal claim or grievance". The Rule is designed to prevent shareholders from unfairly and counter-productively taking over the shareholder proposal process and using it as a forum for addressing their own personal concerns. This is particularly important when those concerns are not of general interest or importance to the shareholder community at large.

The present Proposal reflects an ongoing personal grievance that the Proponent has already addressed to Raytheon. The Proponent claims to speak for a group of retired employees of a former subsidiary of Raytheon who are dissatisfied with decisions Raytheon has made in regard to a specific retiree benefit plan (the "Defined Benefits Plan"). As is detailed in the Proposal, the Proponent believes that the Defined Benefits Plan is presently "overfunded" – that is, the plan's monetary assets are greater than its liabilities. The Proponent would have Raytheon distribute a portion of those assets to the plan beneficiaries in the form of an increase to their pensions, and communicated this to Raytheon via a petition promulgated in 2002. In its response at the time, Raytheon maintained, as it currently maintains, that there exists no obligation whatsoever that the funds be so distributed, and that any excess funds remaining when all beneficiary pensions claims have been satisfied would rightly revert to Raytheon.

Bingham McCutchen LLP
bingham.com

The Proponent appears to be irate that Raytheon has not granted its wishes, as is evidenced by its criticism of Raytheon's decision to use company funds in other areas and its equation of adopting the Proposal with "being fair to the retirees". As a result of not achieving the desired result through other efforts to date, the Proponent now seeks to command the time and attention of all shareholders in furtherance of this ongoing personal dispute.

The Staff has previously excluded shareholder proposals from former employees who have attempted to use the proposal process as a forum to air their personal grievances. See *Int'l Business Machines Corp.* (December 18, 2002) (proposal that employee discrimination complaints be reviewed regardless of employee status was excludable as a personal grievance); *Phillips Petroleum Company* (March 12, 2001) (proposal requiring semi-annual shareholder reports was excludable as a personal grievance) and *Pyramid Technology Corporation* (November 4, 1994) (proposal that corporate executives should be made personally liable for fees related to insider transactions was excludable as a personal grievance). In each of the these referenced letters, the proponent was a former employee of the company who, apparently frustrated in other avenues of redress, was attempting to convert the shareholder proposal process to his own ends. Here too, the Proponent is improperly trying to usurp the process to force the attention of all shareholders to his own personal grievance.

b. The Proposal is Intended to Confer a Personal Benefit on the Proponent.

Furthermore, Rule 14a-8(i)(4) also permits the exclusion of any proposal that "is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

The Staff has consistently applied this kind of exclusion to proposals like the present Proposal, when the proponent was in a position to either directly benefit or be adversely affected by changes to retiree benefit policies. See *Union Pacific Corporation* (January 31, 2000) (proposal requesting the company repeal a pension plan that was deemed detrimental to the proponents) and *Int'l Business Machines Corporation* (January 20, 1998) (proposal to increase the minimum pension benefit to retirees where the proponent was a retiree of the company).

Bingham McCutchen LLP
bingham.com

In the present case, the Proponent has a direct personal stake in the outcome of this Proposal, as he and the other individuals who apparently collectively prompted the Proposal are the very pension beneficiaries who will profit from the Proposal's adoption. These retirees, not all of whom may even be Raytheon shareholders, will directly benefit from funds that would otherwise ultimately revert back to Raytheon. In this light, it is clear that the majority of all shareholders could actually be adversely affected by the adoption of this Proposal.

Accordingly, since the Proposal relates to a matter that is the subject of the Proponent's personal grievance against Raytheon, seeks to confer a personal benefit on the Proponent and could adversely affect the majority of all other shareholders, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

2. The Proposal Concerns a Matter Relating to Raytheon's Ordinary Business Operations, and Should Therefore Be Excluded.

Rule 14a-8(i)(7) allows for the exclusion of proposals that relate to a company's ordinary business operations. According to the Commission, the "ordinary business" exclusion is aimed at preventing attempts by shareholders to micro-manage a company, especially in situations where those shareholders might not have the best access to relevant information or where direct shareholder control might be impracticable. See Securities Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal seeks to increase retiree pensions as a result of the fact that the Defined Benefits Plan is presently overfunded. However, the Commission has long considered that proposals regarding the planning, administration or implementation of employee and retiree benefits are related to the ordinary business of a corporation, and are thus excludable. (There is an exception for proposals that concern only senior executive and director compensation, unlike the Proposal.) The Staff has regularly adopted this view. See *General Electric Co.* (January 10, 2003) (proposal that the company make certain changes to the administration of its medical insurance plan); *GenCorp Inc.* (December 5, 2002) (proposal requesting the review and adjustment of a subsidiary's benefits plan); *DTE Energy Company* (January 22, 2001) (proposal requesting various retiree benefits changes); *Bell Atlantic Corporation* (October 18, 1999) (proposal to adopt new retiree health insurance plan). In all of the foregoing cases, the Staff allowed the various shareholder proposals to be excluded on the grounds that they pertained to ordinary business matters, under the more specific heading of employee benefits.

Bingham McCutchen LLP
bingham.com

The Staff has also specifically recognized that shareholder proposals related to increasing pension benefits as a result of pension plans being overfunded are excludable because they pertain to ordinary business operations. In both *General Electric Company* (January 22, 2002) and *General Electric Company* (January 16, 2002), the Staff permitted proposals for pension increases that were linked to plan overfunding to be excluded under Rule 14a-8(i)(7). As the present Proposal is making precisely this kind of request, it should similarly be excludable.

3. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2004 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2004 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 617-941-8302, or Miriam Gross of this Firm at 617-951-8565. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned or Ms. Gross prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 26, 2004, and that it will therefore be sending these materials to a financial printer not later than March 21, 2004.

Very truly yours,

Michael P. O'Brien

Michael P. O'Brien

cc: Stephen S. Niechcielski
John W. Kapples (Raytheon Company)
Miriam Gross

EXHIBIT A

1064 Scenic View Drive
Schwenksville, PA 19473

November 21, 2003

RECEIVED
NOV 25 2003
JOHN W. KAPPLES

Corporate Secretary
Raytheon Company
Executive Offices
141 Spring Street
Lexington, MA 02421

We respectfully submit a stockholder proxy proposal, *Authorization For An Increase In Certain Retiree Pensions*, for consideration at the April 2004 stockholders' meeting. The proposal is on behalf of myself and 29 other Raytheon stockholders listed on the proposal plus the hundreds of others who are retirees or beneficiaries with pensions from the old Raytheon Engineers and Constructors, Inc (RE&C). The affidavits of Raytheon stock ownership and retention by the stockholders are attached

We sincerely regret that we must use this means to bring our situation to the attention of the Raytheon stockholders. As noted in the accompanying proxy proposal, certain groups of retirees were previously granted an increase in their pensions about every decade when United Engineers & Constructors (UE&C), its founder, and later RE&C administered the pension plan.

Raytheon Company took over administration of our pension plan in 2000 when they sold off RE&C but retained our pension plan. At that time the pension plan was "frozen" and the plan's assets far exceeded its liabilities.

In the year 2002, with the plan being frozen and "overfunded", the retirees had expected the normal increase in their pensions since the previous adjustment had been in early 1992. When none was forthcoming, the retirees in the Philadelphia area submitted a petition in October 2002 – signed by nearly 200 retirees and/or their beneficiaries – to the Raytheon Vice President for Benefits. Word was spread to other retirees and many more contacted Raytheon by letter or telephone in support of the petition.

Raytheon responded with various reasons why they no longer would be granting increases in the pensions. Unfortunately, despite further discussions, we have reached an impasse and our only recourse is the path we are taking now.

The enclosed proxy proposal was read to those attending the Ninth Annual UE&C / RE&C Retirees' Reunion this past October and it was unanimously approved. The sheets showing their agreement and support for the proposal are enclosed.

The dialogue between our Petition Group and Raytheon continues. Should it bear fruit and the requested increase be granted, we would be pleased to withdraw this proxy proposal. Please advise the deadline for that action.

Yours sincerely,

Stephen S. Niechcielski

Stephen S. Niechcielski

Received
NOV 25 2003
J. B. Stephens

Stockholder Proposal

The following stockholders have proposed the adoption of the following resolution and have furnished the following statement in support of the proposal: Daniel A. Altieri, Jr, 97 Trent Road, Turnersville, NJ 08012; Ivars Benks, 1528 Richard Drive, West Chester, PA 19380; Mariana Brigandi, 1026 McKean Street, Philadelphia, PA 19148; William I. Brosious, 112 Sutton Road, Ardmore, PA 19003; Edgar H. Case II, Brittany Point, Apt. 3208, Lansdale, PA 19446; J. Franklin Clapp, 104 West Riding Road, Cherry Hill, NJ 08003; Joseph M. Cowgill, 29 Island Road, Monroeville, NJ 08343; Paul H. Dan, 100 Kent Avenue, Marlton, NJ 08053; Alfred N. DeAngelis, 30 Whitall Drive, Sicklerville, NJ 08081; Thomas V. Febbo, 212 Second Avenue, Newtown Square, PA 19073; Robert C. Fisk, 1005 Tenby Road, PA 19312; Robert E. Gerwig, 4246 River Road, Mount Bethel, PA 18343: Rogers W. Gimbernat, 723 Bryant Mountain Road, Roseland, VA 22967, Gautam Gupta, 734 Chatham Road, Drexel Hill, PA 19026; John E. Herman, 1112 Drexel Avenue, Drexel Hill, PA 19026; George R. Jablokow, 869 Red Barn Lane, Huntington Valley, PA 19006; Francis C. James, 7904 Mars Place, Philadelphia, PA 19153; Edward F. Jones, White Horse Villiage, 535 Gradyville Road, Newtown Square, PA 19073; Hok Wai Kwan, 524 St. Davids Road, St. Davids, PA 19087; Thomas LaGrossa, 1310 Moore Street, Philadelphia, PA 19148; Michael Leyderman, 10227 Murty Lane, Philadelphia, PA 19116; Stephen S. Niechcielski, 1064 Scenic View Drive, Schwenksville, PA 19473; Eileen & Joseph O'Brien, 4766 Springfield Avenue, Pennsauken, NJ 08109; Sarkis H. Pahlawanian, 67 Buttonwood Drive, Exton, PA 19431; Alexander E. Pesenson, 192 Glenbrook Road, Meadowbrook, PA 19046; George W. Powell, III, 458 South 4th Street, Colwyn, PA 19023; Richard A. Rabeau, 289 E. Browning Road, Bellmawr, NJ 08031; Ronald L. Shore, 3214 Stump Hall Road, Collegeville, PA 19426; Warren R. Thompson, 225 Greenwood Avenue, Jenkintown, PA 19046; and Malcolm Woodman, 1218 Larchmont Avenue, Havertown, PA 19083. The stockholders beneficially own a total of 31,579 shares.

AUTHORIZATION FOR AN INCREASE IN CERTAIN RETIREE PENSIONS

WHEREAS:

United Engineers and Constructors, Inc. (UE&C), Philadelphia, PA established a Defined Benefits Plan in 1949.

Raytheon Company purchased UE&C in 1969 but continued the plan with administration by a committee in Philadelphia, PA. Raytheon later renamed the company Raytheon Engineers and Constructors (RE&C).

On July 17, 2002, Raytheon sold the assets of RE&C, except for the *RE&C Retirement Plan*. The plan was then "frozen" with prior employees having five years of service with RE&C being in the pension plan.

The *RE&C Retirement Plan* was then consolidated with another Raytheon pension entity and became the *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees*, being administered by the Raytheon Company in Lexington, MA.

Both the original and consolidated plans have been considerably "overfunded", i.e., the assets of are greater than its liabilities.

When UE&C or RE&C administered the plan, an increase was made about every decade. In 1982, 25% was granted and another of 16% in 1992.

By 2002, the plan being frozen and overfunded, the participants had anticipated – in the prior spirit – an increase in their pensions. To that end, a group of retirees in October 2002, at their Annual Reunion, promulgated a *petition* to the Raytheon Company outlining their request for such an increase.

Raytheon responded that ours was a Defined Benefits Plan and they had no obligation to grant an increase. When questioned about the overfunding, Raytheon noted any increase in our pension would affect the company's profit and loss statement and rejected our petition.

Raytheon noted that any residual funds from the plan, remaining when the last of our retirees or beneficiaries had expired, would revert to Raytheon. It was also noted that about half would be lost in taxes or fees.

During the period 1999 to 2002 (only data available), the aggregate compensation of the four major Raytheon executives rose 76%, while the RE&C retirees' pensions have remained stagnant for more than a decade.

A pension increase of 15% would amount to less than $4 millions a year. This could well be supported by the plan's assets, now about $75 millions greater than the liabilities. However, should it not be possible to use the plan's assets for the increase, the cost of being fair to the retirees would amount to less than a half penny per share of Raytheon stock.

RESOLVED, Shareholders request the Board of Directors to:

Direct the Benefits Committee for the *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees* pension plan to provide a raise in the pensions for the ex-RE&C retirees in the plan in proportion to the number of years a retiree had been in the plan during the period 1992 - 2003, monies to come from the plan's overfunded assets or from the company's funds.

Please vote your proxy FOR this resolution.

Henry J. SANDLER
742 Carpenter Lane
Philadelphia, PA 19119
215-843-9668
hjsand742@cs.com

January 24, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder Proposal
Authorization For An Increase In Certain Retiree Pensions

Dear Sir/Madam:

I have been authorized by Mr. Stephen S. Niechcielski (Exhibit A), on behalf of him and the other proposal sponsors, to respond to the request by Bingham McCutchen LLP that your offices permit the Raytheon Company to omit their proxy proposal from the Raytheon April 2004 stockholders meeting.

The Bingham McCutchen letter should, by rights, be responded to by a law service equivalent to Bingham McCutchen's. However, the 3766 present retirees and the 10,958 vested and future retirees** are basically clerks, secretaries, draftspersons and engineers. As a group we have no recourse nor could we afford legal facility assistance. We trust you will bear with us as we try to cut through the tangled web woven by Bingham McCutchen so that you will reject their premises and allow the sponsors of the proposal to have their "day in court" at the Raytheon April 2004 stockholder meeting.

We are herewith filing six copies of this letter and pertinent exhibits to your office and sending a copy of the material to Raytheon Company via Bingham McCutchen. The exhibits include, besides Mr. Niechcielski's letter (Exhibit A), are A Summary of Events Leading to the Proxy Proposal (Exhibit B), the Cover Letter to the UE&C/RE&C Petition (Exhibit C), the October 2002 Petition (Exhibit D), the cover letter for the UE&C/RE&C Proxy Petition (Exhibit E), the October 2003 Proxy Proposal (Exhibit F), and the title pages and selected sections from Schedule B for Forms 5500 for years 1998 through 2002 (Exhibit G). All of these items, particularly the history leading to the proposal, are vital to our arguments.

Bingham McCutchen bases their request for omission on two arguments: a) that the proposal violates the personal grievance rule and benefit rule; and b) that it pertains to ordinary business matters

Arguments Regarding Personal Grievances and Benefits

Bingham McCutchen claims that the proposal is not of general interest or importance to the shareholder community. Maybe Bingham McCutchen is not aware that almost every one of the 14,724 retirees and vested former employees had Raytheon stock. In the mid-80's, a stock plan was instituted whereby RE&C employees had shares of Raytheon stock put aside for them, based on a small percentage of their salaries, until they retired. Because most of the retirees had

** Schedule B, Form 5500 for 2002, (latest Form 5500 available) not been in the stock plan long enough or had lower salaries, they did not have sufficient shares to be proxy proposal sponsors.

The climate in corporate America today is one of more transparency and sympathy for the employees. Raytheon and its Presidents have raised their voices in this area. The Raytheon Standards of Business Ethics and Conduct state "We shall treat others as we would want to be treated" and "We are honest and forthright in our dealings with employees." A recent press release announcing the elevation of Mr. William Swanson, the President and CEO, to Chairman of the Board quoted him as saying "I am passionate about our customers and our employees." Should not the company and its officers accord the retirees –all of whom are ex-employees – the respect and treatment, if they have a just claim, as it has pledged to do for the current employees? Could it be that the President of the company is not aware that his legal arm is violating the company's and his own view on how retirees should be treated?

Bingham McCutchen states: *"... the Proponent believes that the Defined Benefits Plan is 'overfunded' – that the plan's monetary assets are greater than its liabilities."*[**] Bingham McCutchen would have you believe that such is not the case and that the sponsors were making it up. An inspection of the Schedule B's in Exhibit G will demonstrate, in each of the included five years, that the assets of the plan greatly exceeded the plan's liabilities. In addition, our claim of "overfunding" was never once challenged during our year's dialogue, following the sending of our Petition, with the Raytheon Vice-Presidents with whom we dealt. In fact, during the preface to the last telephone conference with them in November, one of them opened the conversation by acknowledging that our plan was both frozen and "overfunded".

We wish to assure Bingham McCutchen that the sponsors of the proposal, as well as essentially all of the retirees, are well aware and understand that our retirement plan is a Defined Benefits Plan. They know that the disposition of excess assets over liabilities can be allocated at the discretion of the plan's management. Reference to a Defined Benefits Plan is given in the cover letter to the Petition, in the Petition itself, in the cover letter to the Proposal and in the Proposal itself. The sponsors and retirees are also aware that there was "overfunding" in 1982 and in 1992, when the plan was managed by Raytheon Engineers and Constructors (RE&C) Retirement Committee. A portion of the overfunded assets at those times was given to retirees who had been retired during the previous decade. In 1999, the administrator of the plan indicated that another such distribution would take place at the next decadal anniversary, i.e., in 2002.

Bingham McCutchen is correct *"that any excess funds remaining when all beneficiary pensions claims have been satisfied would rightly revert to Raytheon."* But what Bingham McCutchen may not appreciate is what we were told. We had brought up the question of the disposal of excess funds when the plan ended. The answer came in one of the telephone conferences with the Vice-Presidents. It was admitted that residual funds would revert to Raytheon but, for some reason, it was acknowledged that about half of the monies would go for taxes and fees. We feel that the ordinary stockholder would rather see these funds be allotted to ex-employees rather than to these foreign agencies.

The sponsors of the proposal, as well as those who worked on the petition and the proposal, take umbrage at Bingham McCutchen's characterization of them as being *"irate"*. Both the petition and the proposal, along with their letters of transmittal, (Exhibits C through F) were written in a respectful and conciliatory manner. Bingham McCutchen must not be privy to the several dozen letters and E-mails that passed between the Petition Group and the Raytheon Vice-Presidents nor to the minutes of their several telephone conferences. An inspection of these materials would show that such communication, if fruitless, was always cordial and amicable.

[**] Italicized material, here and elsewhere, are excerpted from the Bingham McCutchen letter of December 23, 2003.

Yes, we were disappointed that our petition didn't bear fruit but we are not "*irate*" – with all its prejudicial implications -- that the funds are being used alternatively. In fact, the only possible remark in the documents Bingham McCutchen might be thinking of is the fact that "the aggregate compensation of the four major Raytheon executives rose 76% (1999 to 2002), while the RE&C retirees' pensions remained stagnant for more than a decade." This, in no way, should be interpreted as begrudging the executives their salaries or that their salaried should be used for any other purpose. The paragraph was placed in the proposal to allow the stockholders to draw their own comparisons.

Bingham McCutchen cites several prior decisions to bolster their argument. Unfortunately, we do not have access to the legal facilities to test the validity of their contentions. We do note, however, that none of the cases cited involves pensions, as ours does. It seems to us that, with the many hundreds of proposals that have come to the attention of your offices, there must have been many that did involve a pension question. Since Bingham McCutchen has not referred to any specifically, we question how the decisions they cite can relate our proposal.

Bingham McCutchen contends that our proposal should be omitted in light of several previous decisions involving pensions and benefits "*not shared by other shareholders at large.*" Again we have no way to examine this material but we would wish to ascertain if the plans in question were frozen and overfunded as is ours. In addition, what were the scale of total benefits compared to the minor one that ours would entail? Were their histories or circumstances similar to ours such that they would have the sympathy of the greater part of the stockholders?

Arguments Regardingr Ordinary Business Operation

Bingham McCutchen cites several cases to indicate that our proxy proposal is similar to them so that we too should be omitted. Unfortunately, we do not have the resources to research the various cases. However, it seems to us that most of the cases are related to areas such as health matters rather than with pensions. Those dealing with pensions apparently involve overfunding, as does ours. However, the impetus for our proposal was the fact that it is also frozen. That's a different kettle of fish from the cases cited by Bingham McCutchen and may well put ours out of the realm of "ordinary business.".

It is most interesting that Bingham McCutchen states: "*There is an exception for proposals that concern only*** *senior executive and director compensation...*" In light of the executive's attitudes to their employees, they may well consider a frozen plan within that rubric.

Conclusion

In conclusion, let us cite the old adage: "Beauty is in the eye of the beholder." Maybe "Personal Grievance", "Personal Interests", and "Ordinary Business Operations" also could or could not be in the eye of the beholder. A case in point is the booklet sent to all Raytheon stockholders for the April 23, 2003 Annual Meeting of Stockholders. The booklet contains the eleven proxy statements to be considered at the meeting. The statements range from "Offsets on agreements by U.S. weapons manufacturers" to "Poison pills", to "Employee relations in Northern Ireland". To a dispassionate observer, any or all might be considered as violating Rules 14a-8(i)(4) or (7). Yet all were permitted to proceed as proxy statements for the meeting. A clue as to "why" may be found in the fact that company directors recommended that the shareholder vote against each proposal. The proposals were all of a parochial interest and not likely to pass. They may have been left unchallenged for that reason. The present proposal, on the other hand, would have more of a universal appeal to fair minded stockholders and would, therefore, have an excellent chance of passage at the meeting.

** Underlining by Bingham McCutchen

Bingham McCutchen contends that our proposal should be omitted in light of several previous decisions involving pensions and benefits. We have not seen these decisions but question whether they involve pension plans that are both overfunded and frozen. While our proposal does not directly affect the majority of stockholders personally, we believe the shareholders would agree that we could be treated more fairly, given the facts in the case, and the relatively small cost to the company and to the shareholders generally.

We urge the SEC to reject the request by Bingham McCutchen that the Proposal be omitted from Raytheon's 2004 Proxy Materials and allow the sponsors and the retirees they represent have their "day in court" with the Raytheon stockholders.

We are grateful for the opportunity of presenting our side of the story. Should you have any questions or wish to have any further information or material, please contact me by mail, telephone or E-mail at the addresses on the letterhead. We would appreciate any considerations to our cause.

Yours truly,

Henry J Sandler

Henry J. Sandler
For the Petition Group

cc: Michael P. O'Brian (Bingham McCutchen)
Stephen S. Niechcielski

Exhibit A

1064 Scenic View Drive
Schwenksville, PA 19473

January 2, 2004

Mr. Henry J. Sandler
742 Carpenter Lane
Philadelphia, PA 19119

Dear Henry,

I am writing this letter to you regarding Raytheon Company File No. 1-13699, "Statement of Reasons for Omission of Shareholder Proposal Proposal pursuant to Rule 141-8(i)(4) and Rule 14a-8(i)(7)", dated December 23, 2003.

Since you had a leadership position in the Petition Group and in preparing the proxy proposal, the other sponsors and I request that you write a rebuttal letter to Bingham McCutchen regarding the subject matter.

Yours,

Steve

Stephen S. Niechcielski

SUMMMARY OF EVENTS LEADING TO UE&C / RE&C PROXY PROPOSAL

United Engineers (UE&C), an old line Philadelphia engineering and construction company, established a Defined Benefits Plan for its employees in 1949. Raytheon Engineers and Constructors, Inc. continued the plan after Raytheon Company purchased UE&C in 1969. (It should be noted that the actual name UE&C was not changed to RE&C until the late 1980's when Raytheon purchased several other engineering companies and allied them with UE&C.) The old *United Engineers & Constructors, Inc. Retirement Plan* now became know as the *Raytheon Engineers & Constructors, Inc. Retirement Plan* but it continued to be administered by a Retirement Committee in Philadelphia.

Annual pension benefits to a retiree who has vested are based on a given percentage of annual earnings. The formula for annual benefits has been revised six times since RE&C became responsible for the pension plan. In 1982 and again in 1992, retirees who had been in the plan during the previous decade were granted a modest increase in their pensions according the portion of the decade they had been retired.

In July 2000, Raytheon sold all of the RE&C assets, except for the RE&C pension plan, to Washington Group International. RE&C then ceased to exist as an entity and all employees became ex-employees.. At that time, Raytheon declared the RE&C Retirement Plan to be "frozen", i.e., all previous employees who had completed the requisite number of years would receive a pension when they attained the eligible age but that no additional persons would be admitted to the plan. For some reason – never explained by Raytheon – our 14,000 member plan was consolidated with a separate, small Raytheon plan and the name of our plan was changed to *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees***. It is not known if the Aircraft Credit Employees plan is frozen or not. In any event, the administration of the plan was moved from Philadelphia, where it had been the sole plan, to Lexington, MA, where is was being administered along with all of the thirty or so other Raytheon pension plans.

Since 1998 – the earliest data available to the writers – the retirement plan has been "overfunded". The annual Forms 5500 for the plan show the assets to be considerably greater than the liabilities (Exhibit G). The overall liabilities, from 1998 to 2002, to cover pensions for current and future retirees remain relatively constant. The assets of the plan vary somewhat according to vagaries of the equities market. But, in every case, there is significant overfunding. Thus, the retirees would have logically anticipated a pension increase in 2002 similar to those granted in 1982 and 1992.

UE&C had a long established custom of inviting its retirees to a get-together luncheon every fall. RE&C continued this custom until 1993 when it was unceremoniously discontinued. A group of retirees then organized the luncheon themselves in the fall of 1994 and has since continued these retiree-sponsored reunions.***

** The title pages for Forms 5500 (Exhibit G) show that the plan is "sponsored" by the Retirement Committee in Philadelphia for years 1998 and 1999. In October 2000, – a few months after the sale of RE&C -- the sponsoring unit is Raytheon Company. Yet, for 2001 and 2002, the sponsor is Raytheon Aircraft Credit Corporation in Lexington, MA. The UE&C/RE&C Petition Group had frequently inquired about the consolidation since the overall total of participants remained relatively unchanged. No explanation was ever given. The plan's EIN number was changed in 2001.

*** It should be noted that there are about 3500 RE&C retirees of which about 1200 were associated with the old UE&C in Philadelphia. Before Raytheon sold off RE&C, the company sent invitations, by means of inserts to the pension notices, to all retirees even though only about 1100 lived in the Philadelphia area. After the RE&C sale, the Reunion Committee had to put together a mailing list as best it could by word of mouth. It now has a list of about 400 retirees in the Philadelphia area; about half are able to attend the October reunions.

In 1999, when the plan was greatly overfunded, members of the company's retirement committee were invited to address the October Retirees' Reunion on the subject of our pension plan. When questioned about the overfunding, the head of the Retirement Committee reasoned that the excess funds couldn't be touched as the plan was an on-going one and the overfunding was a reserve for new employees and future retirees. The retirees t the reunion were cautioned to be patient and see what 2002 would bring.

In 2002 it was again noted that, in previous decades, the RE&C (and possibly UE&C) had granted modest increases to retirees in proportion to the time they had been retired in that decade. In 1982, the rate was 25% and in 1992, it was 16%. These were not COLA's, which were equivalent to 120% and 60% for the respective periods. None of the retirees had expected COLA's. However, with the plan now being "frozen" (no longer "on-going"), as well being considerably "overfunded", the retirees would have expected another decadal adjustment.

When in the course of events, this adjustment was not forthcoming, the retirees, in assembly at their October 2002 Reunion, unanimously signed a petition and forwarded it with the signatures to Raytheon (Exhibits C and D) requesting a review of their pensions. Raytheon replied that ours was a Defined Benefits Plan and it would honor its commitments to its retirees but it was under no obligation to provide any other benefits. The retirees acknowledged these contentions but reemphasized the fact that the plan was frozen and well overfunded so that its assets could easily afford a modest increase in the pensions without endangering the plan. There then followed several months of give and take on the various points that each side had proposed. Finally, in July 2003, the President of the company proposed that representatives of our Petition Group hold a telephone conference with Raytheon Vice-Presidents for Human Resources and for Benefits. Information regarding the petition and other aspects were exchanged. However, the startling aspect of the conversation was the Human Resources Vice-President stating that the overfunding of our plan was moot since any increase in pensions could not come from the plan's assets but would have to come from Raytheon's monies, i.e. would affect its "bottom line.**

The Petition Group thus realized that their petition would probably never bear any fruit. Despite that, the Group continued its discussions with Raytheon requesting demographic and actuarial data that might help its cause.

Because the Raytheon "bottom line" seems to have the become the predominant factor, thee UE&C/RE&C Petition Group decided to take the argument to the owners of the "bottom line", i.e., to present a proxy proposal on the subject to the April 2004 Raytheon stockholders meeting. Such a proposal was prepared and submitted to the attendees at the Ninth Annual UE&C/RE&C Retirees Reunion in October 2003. All in attendance signed sheets signifying their concurrence, thus, unanimously approving the proposal.

A canvas was made to find retirees as sponsors for the proposal who would meet the criteria for sponsorship as specified by the Securities and Exchange Commission. Thirty such persons were found from among the attendees at the Reunion***. The proxy proposal, along with the signatures of the nearly 200 retirees at the Reunion, was sent to Raytheon.

** During the conversation, Raytheon noted that all excess funds in the plan, when the last retiree has died, would revert to Raytheon. When pressed, they also admitted that about half of such funds would have to go for taxes and fees.

*** In the mid-80's, a stock plan was instituted whereby RE&C employees had shares of Raytheon stock, based on a small percentage of their salaries, put aside for them until they retired. Because most of the retirees had not been in the stock plan long enough or that had lower salaries, they did not have sufficient shares to meet the SEC requirements to be proxy proposal sponsors.

Exhibit C

Henry J. SANDLER

742 Carpenter Lane
Philadelphia, PA 19119

215-843-9668
hjsand742@cs.com

October 12, 2002

Ms. Diane Duval Avellar
V.P. – Performance Development & Benefits
Raytheon Company
141 Spring Street
Lexington, MA 02421

Dear Ms. Avellar,

I was directed by Mr. Cheeseman to send the petition, which was circulated at our Eighth Annual UE&C/RE&C Retirees' Reunion, to you for transmittal to the members of the Benefits Committee overseeing our pensions. Enclosed are the originals of the twenty-one sheets containing 179 signatures, essentially all of those at the reunion except for those who had to leave the reunion before the petition was circulated. As noted in my E-mail of October 11 to Mr. Miller, several attendees took copies of the petition to present to former UE&C/RE&C persons with whom they are now working or with whom they are in contact. I'll pass them also as they come in. I trust you will prepare and convey copies of the petition sheets and signatures as well as this cover letter to all members of our Benefits Committee.

In Mr. Miller's E-mail of October 9 to me, he noted that our Pension Plan was a Defined Benefits Plan in which the company pays a set benefit to beneficiaries regardless of funding status and the company is responsible for the payments. This is acknowledged in part b.) of our partition. Mr. Miller also suggests that Raytheon maintains funds so that there are sufficient assets to pay benefits for the lifetimes of the participants, some of which may not end for 30 years [please note part i.) in the petition]. We could understand the 30 years if the plan were fluid. But our plan was frozen with the sale of Raytheon Engineers & Constructors to Washington Group International in July 2000. Thus, an actuary accountant could predict almost the exact amount of funds that are now needed to provide benefits to all of our participants for the rest of their lives. Indeed, such a value is shown in the Form 5500 for the year 2000 as $454 millions [part j.)] while the assets at the end of the year is shown there is $679 millions.

This indicates to us that the plan is "overfunded". Now, where the excess will go is a question that we cannot answer. We recognize that UE&C and then RE&C contributed monies to our pension plan and that, by judicious investments, the assets of the plan have grown. However, we also feel that if the companies had not placed the monies in a pension plan, they may have shared the monies to us in the form of salary increases or as profit sharing, an institution we had at UE&C before RE&C took it over.

Unless ERISA allows Raytheon to siphon off the assets not needed to cover the actuarial requirements of our frozen plan, we feel that the excess assets should be allotted to us in the form of a pension increase and, thus, the reason for the petition.

In these days of renewed national, corporate responsibility, we trust your Benefits Committee will give the petition and the participants the attention they deserve.

Yours respectfully,

HJS.

CC: Mr. Daniel P. Burnham
Mr. Keith J. Peden
Mr. Ched D. Miller
Mr. Evans W. Cheeseman

Exhibit D

October 10, 2002

To: Members of the Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees Pension Committee

From: Retirees and Beneficiaries of the United Engineers and Constructors and/or the Raytheon Engineers and Constructors Pension Plan

Re: Retirement Plan EIN 95-1778500, Plan 218 successor to Plan EIN 23-1173910, Plan 218

We, the undersigned, are assembled for the Eighth Annual UE&C/RE&C Retirees' Reunion. We take note of previous Summary Annual Reports by the Pension Committee and Forms 5500 and make the following statements and requests to the Pension Committee:

a. We are aware that United Engineers created our original pension plan about 53 years ago.
b. We are aware that the original plan contained a clause stating that "the employees shall not be allowed to contribute to the UE&C Pension Fund, and so have no say in how the UE&C Pension Fund is operated by the employer".
c. We are aware that original plan had no provisions for Cost of Living Adjustments or for periodic increases in pension benefits.
d. We are, however, aware that various Pension Committees have granted increases in the benefits. Retirees in the plan in 1982 were given generous raises. This was followed by another raise about ten years later. However, we are aware that in the ensuing eleven years our pensions have remained static while the cost of living during that period rose about 30%.
e. We are thus led to believe that it was the intention of the plan originators to grant pension increases whenever there were sufficient funds to warrant it.
f. We are aware that our Pension Plan was frozen when Raytheon Engineers and Constructors was acquired by Washington Group International, i.e., any and only former employees of RE&C at the time of sale are eligible for a pension at age 55 or older regardless of tenure but tenure is stopped at the date of the sale. Thus, an actuary accountant can easily calculate what assets are needed for our plan in order to provide the necessary pensions to the last survivors in the plan. This could be predicated with prudent investment of the plan's assets. Then the accountant could deduce what concomitant raise in our pensions could be justified.
g. We are aware that the numbers of annuitants and beneficiaries from or original plan will remain almost constant, i.e., we will lose as many by death as younger ones will enter, and thus the expenditures to the plan will remain nearly constant. In fact, the expenditures should decrease over time now that the plan is frozen.
h. We are aware that the Pension Plan had a net worth of about $679 millions at the end of year 2000 and that the cost to the plan, benefits and expenses, was about $24.5 millions.
i. We are, thus, aware that it appears there were sufficient funds in the plan to pay out benefits for the next 28 years. And it is painfully clear to us that essentially none of us will be here to collect benefits for that long.
j. We are also aware that Form 5500 for year 2000 shows that the overall actuarial liability of the plan for all participants in the plan is about only $454 millions out of the $679 millions in the plan at the end of year 2000.
k. We are aware that Retirement Plan 23-1173910, Plan 218 was integrated into Retirement Plan EIN 95-1778500, Plan 218 in July 2000. But, we are unaware of what assets each of the plans brought to the combination; what expenditures could be attributed to each plan for the year 2000; and how much of the total actuarial liabilities are accounted for by each plan.

We, the undersigned, in view that the plan's assets are probably significantly greater than its actuarial liabilities, therefore, respectfully:

1. Urge the Pension Committee responsible for Retirement Plan EIN 95- 1778500, Plan 218 meet for a special session within the next month to consider this petition.
2. Urge the Committee to place the assets of the plan in conservative instruments so that predictable values can be had to the end of its life.
3. Urge the Committee make known to the participants the information requested in item k) above
4. Urge the Committee to have their actuary accountant review the anticipated expenditures of the plan; its anticipated assets; and then advise the degree of overfunding at this point particularly with respect to the two funds that were combined. The accountant could then advise the amount of increase in benefits that can be instituted now.
5. Urge that the Committee be candid and transparent with us regarding the meeting and fully report its content to us by the end of the year at which time they could institute the added benefits

Signatures of the petitioners are on the attached pages.

Exhibit E

1064 Scenic View Drive
Schwenksville, PA 19473

November 21, 2003

Corporate Secretary
Raytheon Company
Executive Offices
141 Spring Street
Lexington, MA 02421

We respectfully submit a stockholder proxy proposal, *Authorization For An Increase In Certain Retiree Pensions*, for consideration at the April 2004 stockholders' meeting. The proposal is on behalf of myself and 29 other Raytheon stockholders listed on the proposal plus the hundreds of others who are retirees or beneficiaries with pensions from the old Raytheon Engineers and Constructors, Inc (RE&C). The affidavits of Raytheon stock ownership and retention by the stockholders are attached

We sincerely regret that we must use this means to bring our situation to the attention of the Raytheon stockholders. As noted in the accompanying proxy proposal, certain groups of retirees were previously granted an increase in their pensions about every decade when United Engineers & Constructors (UE&C), its founder, and later RE&C administered the pension plan.

Raytheon Company took over administration of our pension plan in 2000 when they sold off RE&C but retained our pension plan. At that time the pension plan was "frozen" and the plan's assets far exceeded its liabilities.

In the year 2002, with the plan being frozen and "overfunded", the retirees had expected the normal increase in their pensions since the previous adjustment had been in early 1992. When none was forthcoming, the retirees in the Philadelphia area submitted a petition in October 2002 – signed by nearly 200 retirees and/or their beneficiaries – to the Raytheon Vice President for Benefits. Word was spread to other retirees and many more contacted Raytheon by letter or telephone in support of the petition.

Raytheon responded with various reasons why they no longer would be granting increases in the pensions. Unfortunately, despite further discussions, we have reached an impasse and our only recourse is the path we are taking now.

The enclosed proxy proposal was read to those attending the Ninth Annual UE&C / RE&C Retirees' Reunion this past October and it was unanimously approved. The sheets showing their agreement and support for the proposal are enclosed.

The dialogue between our Petition Group and Raytheon continues. Should it bear fruit and the requested increase be granted, we would be pleased to withdraw this proxy proposal. Please advise the deadline for that action.

Yours sincerely,

[signature]

Stephen S. Niechcielski

Stockholder Proposal

The following stockholders have proposed the adoption of the following resolution and have furnished the following statement in support of the proposal: Daniel A. Altieri, Jr, 97 Trent Road, Turnersville, NJ 08012; Ivars Benks, 1528 Richard Drive, West Chester, PA 19380; Mariana Brigandi, 1026 McKean Street, Philadelphia, PA 19148; William I. Brosious, 112 Sutton Road, Ardmore, PA 19003; Edgar H. Case II, Brittany Point, Apt. 3208, Lansdale, PA 19446; J. Franklin Clapp, 104 West Riding Road, Cherry Hill, NJ 08003; Joseph M. Cowgill, 29 Island Road, Monroeville, NJ 08343; Paul H. Dan, 100 Kent Avenue, Marlton, NJ 08053; Alfred N. DeAngelis, 30 Whitall Drive, Sicklerville, NJ 08081; Thomas V. Febbo, 212 Second Avenue, Newtown Square, PA 19073; Robert C. Fisk, 1005 Tenby Road, PA 19312; Robert E. Gerwig, 4246 River Road, Mount Bethel, PA 18343: Rogers W. Gimbernat, 723 Bryant Mountain Road, Roseland, VA 22967, Gautam Gupta, 734 Chatham Road, Brexel Hill, PA 19026; John E. Herman, 1112 Drexel Avenue, Drexel Hill, PA 19026; George R. Jablokow, 869 Red Barn Lane, Huntington Valley, PA 19006; Francis C. James, 7904 Mars Place, Philadelphia, PA 19153; Edward F. Jones, White Horse Villlage, 535 Gradyville Road, Newtown Square, PA 19073; Hok Wai Kwan, 524 St. Davids Road, St. Davids, PA 19087; Thomas LaGrossa, 1310 Moore Street, Philadelphia, PA 19148; Michael Leyderman, 10227 Murty Lane, Philadelphia, PA 19116; Stephen S. Niechcielski, 1064 Scenic View Drive, Schwenksville, PA 19473; Eileen & Joseph O'Brien, 4766 Springfield Avenue, Pennsauken, NJ 08109; Sarkis H. Pahlawanian, 67 Buttonwood Drive, Exton, PA 19431; Alexander E. Pesenson, 192 Glenbrook Road, Meadowbrook, PA 19046; George W. Powell, III, 458 South 4th Street, Colwyn, PA 19023; Richard A. Rabeau, 289 E. Browning Road, Bellmawr, NJ 08031; Ronald L. Shore, 3214 Stump Hall Road, Collegeville, PA 19426; Warren R. Thompson, 225 Greenwood Avenue, Jenkintown, PA 19046; and Malcolm Woodman, 1218 Larchmont Avenue, Havertown, PA 19083. The stockholders beneficially own a total of 31,579 shares.

AUTHORIZATION FOR AN INCREASE IN CERTAIN RETIREE PENSIONS

WHEREAS:

United Engineers and Constructors, Inc. (UE&C), Philadelphia, PA established a Defined Benefits Plan in 1949.

Raytheon Company purchased UE&C in 1969 but continued the plan with administration by a committee in Philadelphia, PA. Raytheon later renamed the company Raytheon Engineers and Constructors (RE&C).

On July 17, 2002, Raytheon sold the assets of RE&C, except for the *RE&C Retirement Plan*. The plan was then "frozen" with prior employees having five years of service with RE&C being in the pension plan.

The *RE&C Retirement Plan* was then consolidated with another Raytheon pension entity and became the *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees*, being administered by the Raytheon Company in Lexington, MA.

Both the original and consolidated plans have been considerably "overfunded", i.e., the assets of are greater than its liabilities.

When UE&C or RE&C administered the plan, an increase was made about every decade. In 1982, 25% was granted and another of 16% in 1992.

By 2002, the plan being frozen and overfunded, the participants had anticipated – in the prior spirit -- an increase in their pensions. To that end, a group of retirees in October 2002, at their Annual Reunion, promulgated a petition to the Raytheon Company outlining their request for such an increase.

Raytheon responded that ours was a Defined Benefits Plan and they had no obligation to grant an increase. When questioned about the overfunding, Raytheon noted any increase in our pension would affect the company's profit and loss statement and rejected our petition.

Raytheon noted that any residual funds from the plan, remaining when the last of our retirees or beneficiaries had expired, would revert to Raytheon. It was also noted that about half would be lost in taxes or fees.

During the period 1999 to 2002 (only data available), the aggregate compensation of the four major Raytheon executives rose 76%, while the RE&C retirees' pensions have remained stagnant for more than a decade.

A pension increase of 15% would amount to less than $4 millions a year. This could well be supported by the plan's assets, now about $75 millions greater than the liabilities. However, should it not be possible to use the plan's assets for the increase, the cost of being fair to the retirees would amount to less than a half penny per share of Raytheon stock.

RESOLVED, Shareholders request the Board of Directors to:

Direct the Benefits Committee for the *Raytheon Retirement Plan for Engineers & Constructors and Aircraft Credit Employees* pension plan to provide a raise in the pensions for the ex-RE&C retirees in the plan in proportion to the number of years a retiree had been in the plan during the period 1992 - 2003, monies to come from the plan's overfunded assets or from the company's funds.

Please vote your proxy <u>FOR</u> this resolution.

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annu... Return/Report of Employee B...fit Plan

(With 100 or more participants)

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code, referred to as the Code.

▶ See separate instructions.

OMB Nos. 1210-0016 1210-0089

1998

This Form is Open to Public Inspection.

For the calendar plan year 1998 or fiscal plan year beginning , 1998, and ending , 19

If *A(1)* through *A(4)*, *B*, *C*, and/or *D*, do not apply to this year's return/report, leave the boxes unmarked.

For IRS Use Only
EP-ID

Exhibit G

A This return/report is: *(1)* ☐ the first return/report filed for the plan; *(3)* ☐ the final return/report filed for the plan; or
(2) ☐ an amended return/report; *(4)* ☐ a short plan year return/report (less than 12 months).

B Check here if any information reported in 1a, 2a, 2b, or 5a changed since the last return/report for this plan . . . . ▶ ☐
C If your plan year changed since the last return/report, check here . . . . ▶ ☐
D If you filed for an extension of time to file this return/report, check here and attach a copy of the extension . . . . ▶ ☐

1a Name and address of plan sponsor (employer, if for a single-employer plan) (Address should include room or suite no.)

RAYTHEON ENGINEERS & CONSTRUCTORS, INC.
30 SOUTH 17TH STREET
PHILADELPHIA, PA 19103-4021

1b Employer identification number (EIN): 23 | 1173910
1c Sponsor's telephone number: (215) 422-3000
1d Business code (see instructions, page 20): 541330
1e CUSIP issuer number: N/A

2a Name and address of plan administrator (if same as plan sponsor, enter "Same")

RETIREMENT COMMITTEE
30 SOUTH 17TH STREET
PHILADELPHIA, PA 19103-4021

2b Administrator's EIN: 23 | 6262390
2c Administrator's telephone number: (215) 422-3028

3 If the name, address, and EIN of the plan sponsor or plan administrator has changed since the last return/report filed for this plan, enter the information from the last return/report in line 3a and/or line 3b and complete line 3c.

a Sponsor .... EIN .... Plan number ....
b Administrator .... EIN ....
c If line 3a indicates a change in the sponsor's name, address, and EIN, is this a change in sponsorship only? (See line 3c on page 8 of the instructions for the definition of sponsorship.) Enter "Yes" or "No." ▶

4 **ENTITY CODE.** (If not shown, enter the applicable code from page 8 of the instructions.) ▶ A

5a Name of plan ▶ RAYTHEON ENGINEERS & CONSTRUCTORS, INC. RETIREMENT PLAN

5b Effective date of plan (mo., day, yr.) 12/01/1949

5c Three-digit plan number ▶ 218

All filers must complete 6a through 6d, as applicable.

6a ☐ Welfare benefit plan **6b** ☒ Pension benefit plan
(Enter the applicable codes from page 8 of the instructions in the boxes.) 1

6c Pension plan features. (Enter the applicable pension plan feature codes from page 8 of the instructions in the boxes.)

6d ☐ Fringe benefit plan. Attach Schedule F (Form 5500). See instructions.

Caution: *A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.*

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of employer/plan sponsor ▶ Carl M. Evans Date ▶ 10/15/1999
Type or print name of individual signing above CARL M. EVANS, MANAGER-TAXES
Signature of plan administrator ▶ W. Scott Bishop Date ▶ 10/15/1999
Type or print name of individual signing above W. SCOTT BISHOP, PLAN ADMINISTRATOR/ACCOUNTANT

SCHEDULE B (Form 5500)

Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Actuarial Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code.

▶ Attach to Form 5500, 5500-C/R, or 5500-EZ if applicable.
▶ See separate instructions.

OMB No. 1210-0016

1998

This Form is Open to Public Inspection (except when attached to Form 5500-EZ)

For calendar plan year 1998 or fiscal plan year beginning January 1, 1998, and ending December 31, 1998

▶ **If an item does not apply, enter "N/A."** ▶ **Round off amounts to nearest dollar.**

▶ **Caution:** *A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.*

A Name of employer/plan sponsor as shown on line 1a of Form 5500, 5500-C/R, or 5500-EZ
Raytheon Engineers & Constructors, Inc.

B Employer identification number
23 : 1173910

C Name of plan Raytheon Engineers & Constructors, Inc. Retirement Plan

D Three-digit plan number ▶ 2 1 8

E Type of plan: (1) ☒ Single employer (2) ☐ Multiemployer (3) ☐ Multiple employer

F ☐ 100 or fewer participants in prior plan year

Part I Basic Information (To be completed by all plans)

1a Enter the actuarial valuation date: Month 1 Day 1 Year 1998

b	Assets:		
(1)	Current value of assets	b(1)	547,973,644
(2)	Actuarial value of assets for funding standard account	b(2)	547,973,644
c (1)	Accrued liability for plans using immediate gain methods	c(1)	363,800,510
(2)	Information for plans using spread gain methods:		
(a)	Unfunded liability for methods with bases	c(2)(a)	N/A
(b)	Accrued liability under entry age normal method	c(2)(b)	N/A
(c)	Normal cost under entry age normal method	c(2)(c)	N/A
d	Information on current liabilities of the plan:		
(1)	Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
(2)	"RPA '94" information:		
(a)	Current liability	d(2)(a)	323,733,804
(b)	Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	13,542,383
(c)	Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	323,733,804
(d)	Expected release from "RPA '94" current liability for the plan year	d(2)(d)	N/A
(3)	"OBRA '87" information:		
(a)	Current liability	d(3)(a)	323,733,804
(b)	Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	13,542,382
(c)	Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	N/A
(4)	Expected plan disbursements for the plan year	d(4)	25,991,088

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying statements, if any, is complete and accurate, and in my opinion each assumption used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable. In the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

Jonathan R Barry
Signature of actuary

October 1, 1999
Date

Jonathan R. Barry, A.S.A.
Print or type name of actuary

G 99 — 6048
Most recent enrollment number

William M. Mercer, Incorporated
Firm name

(617) 450-6000
Telephone number (including area code)

200 Clarendon Street, Boston MA 02116
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions ☐

2 Operational information as of beginning of this plan year:

a Current value of the assets (see instructions) . . . **2a** 547,973,644

b "RPA '94" current liability:

	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	2,271	99,573,570	99,573,570
(2) For terminated vested participants	4,793	62,395,352	62,395,352
(3) For active participants	7,136	153,019,498	161,764,882
(4) Total	14,200	314,988,420	323,733,804

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage . . . **2c** N.A %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Month-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Month-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ▶	(b) 0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) . . . **4a** 132.5 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th
N/A	N/A	N/A	N/A

5 Actuarial cost method used as the basis for this plan year's funding standard account computation:

a ☐ Attained age normal **b** ☒ Entry age normal **c** ☐ Accrued benefit (unit credit)

d ☐ Aggregate **e** ☐ Frozen initial liability **f** ☐ Individual level premium

g ☐ Individual aggregate **h** ☐ Other (specify) ▶ ....

i Has a change been made in funding method for this plan year? . . . ☒ Yes ☐ No

j If line i is "Yes," was the change made pursuant to Revenue Procedure 95-51? . . . ☒ Yes ☐ No

k If line i is "Yes," and line j is "No" enter the date of the ruling letter (individual or class) approving the change in funding method . . . Month Day Year

6 Checklist of certain actuarial assumptions:

a Interest rates for:

(1) "RPA '94" current liability . . . **a(1)** 7.17 %

(2) "OBRA '87" current liability . . . **a(2)** 7.17 %

b Weighted average retirement age . . . **6b** 62.0

		Pre-retirement	Post-retirement
c Rates specified in insurance or annuity contracts	6c	☐ Yes ☒ No	☐ Yes ☒ No
d Mortality table code for valuation purposes:			
(1) Males	d(1)	6	6
(2) Females	d(2)	6F	6F
e Valuation liability interest rate	6e	8.00 %	8.00 %
f Expense loading	6f	0.0 %	0.0 %
		Male	**Female**
g Annual withdrawal rates:			
(1) Age 25	g(1)	S3 1.34 %	S3 1.34 %
(2) Age 40	g(2)	S1 7.57 %	S1 7.57 %
(3) Age 55	g(3)	U 0.00 %	U 0.00 %
h Salary scale	6h	5.89 %	5.89 %

i Estimated investment return on actuarial value of assets for the year ending on the valuation date **6i** 28.8 %

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos 1210-0110
1210-0089

1999

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 1999 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; (4) [ ] a DFE (specify) ______

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [ ] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If you filed for an extension of time to file, check the box and attach a copy of the extension application ▶ [ ]

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
RAYTHEON ENGINEERS & CONSTRUCTORS, INC.
RETIREMENT PLAN

1b Three-digit plan number (PN) ▶ 218

1c Effective date of plan (mo., day, yr.) 12/01/1949

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
RAYTHEON COMPANY
ENGINEER'S AND CONSTRUCTORS, INC.

30 SOUTH 17TH STREET

PHILADELPHIA PA 19103-4021

2b Employer Identification Number (EIN) 23-1173910

2c Sponsor's telephone number 215-422-3000

2d Business code (see instructions) 541330

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator	Date	Michael F. Garvey, Dir Benefits Fin Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	Michael F. Garvey, Dir Benefits Fin Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

REC.RW9

SCHEDULE B (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Actuarial Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code.

▶ **Attach to Form 5500 or 5500-EZ if applicable.**

▶ **See separate instructions.**

Official Use Only

OMB No. 1210-0110

1999

This Form is Open to Public Inspection (except when attached to Form 5500-EZ)

For calendar plan year 1999 or fiscal plan year beginning , and ending ,

▶ **If an item does not apply, enter "N/A."** ▶ **Round off amounts to nearest dollar.**

▶ **Caution:** A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.

A Name of plan
Raytheon Engineers&Constructors, Inc. Retirement PN

B Three-digit plan number ▶ 218

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
Raytheon Engineers & Constructors, Inc.

D Employer Identification Number
23-1173910

E Type of plan: (1) [X] Single-employer (2) [ ] Multiemployer (3) [ ] Multiple-employer

F [ ] 100 or fewer participants in prior plan year

Part I **Basic Information** (To be completed by all plans)

1a Enter the actuarial valuation date: Month 01 Day 01 Year 1999

b Assets:

	(1) Current value of assets	b(1)	657,126,803
	(2) Actuarial value of assets for funding standard account	b(2)	590,341,688
c	(1) Accrued liability for plans using immediate gain methods	c(1)	407,957,536
	(2) Information for plans using spread gain methods:		
	(a) Unfunded liability for methods with bases	c(2)(a)	N/A
	(b) Accrued liability under entry age normal method	c(2)(b)	N/A
	(c) Normal cost under entry age normal method	c(2)(c)	N/A

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying schedules, statements and attachments, if any, is complete and accurate, and in *my opinion each assumption used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer* plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable; in the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

Jonathan R Barry — Signature of actuary

September 29, 2000 — Date

Jonathan R. Barry, A.S.A. — Print or type name of actuary

G 996048 — Most recent enrollment number

William M. Mercer, Incorporated — Firm name

617-450-6000 — Telephone number (including area code)

200 Clarendon Street
Boston MA 02116
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions ☐

1d Information on current liabilities of the plan:

(1) Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
(2) "RPA '94" information:		
(a) Current liability	d(2)(a)	399,276,428
(b) Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	27,716,159
(c) Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	399,276,428
(d) Expected release from "RPA '94" current liability for the plan year	d(2)(d)	N/A
(3) "OBRA '87" information:		
(a) Current liability	d(3)(a)	399,276,428
(b) Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	27,716,159
(c) Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	N/A
(4) Expected plan disbursements for the plan year	d(4)	15,835,904

2 Operational information as of beginning of this plan year:

a Current value of the assets (see instructions) — 2a — 657,126,803

b "RPA '94" current liability:

	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	2,507	115,756,399	115,756,399
(2) For terminated vested participants	5,619	91,693,752	91,693,752
(3) For active participants	6,430	181,927,444	191,826,277
(4) Total	14,556	389,377,595	399,276,428

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage — 2c — %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ► (b)	0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) — 4a — 169.3 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th
N/A	N/A	N/A	N/A

Plan Name & EIN in RE&C; corrected on SAR

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2000

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2000 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) [ ] a multiemployer plan;
(2) [X] a single-employer plan (other than a multiple-employer plan);
(3) [ ] a multiple-employer plan; or
(4) [ ] a DFE (specify) ________

B This return/report is:
(1) [ ] the first return/report filed for the plan;
(2) [ ] an amended return/report;
(3) [ ] the final return/report filed for the plan;
(4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If you filed for an extension of time to file, check the box and attach a copy of the extension application ▶ [X]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
RAYTHEON ENGINEERS & CONSTRUCTORS, INC.
RETIREMENT PLAN

1b Three-digit plan number (PN) ▶ 218

1c Effective date of plan (mo., day, yr.) 12/01/1949

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
RAYTHEON COMPANY
141 SPRING STREET
LEXINGTON MA 02421

2b Employer Identification Number (EIN) 23-1173910

2c Sponsor's telephone number 781-860-2943

2d Business code (see instructions) 541330

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements, and attachments, and to the best of my knowledge and belief, it is true, correct, and complete.

[signature] 10-15-01 MICHAEL F. GARVEY
Signature of plan administrator | Date | Typed or printed name of individual signing as plan administrator

[signature] 10-15-01 MICHAEL F. GARVEY
Signature of employer/plan sponsor/DFE | Date | Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

Form 5500
1-877-829-5500

SCHEDULE B (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Actuarial Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code.

▶ **Attach to Form 5500 or 5500-EZ if applicable.**

▶ **See separate instructions.**

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to Public Inspection (except when attached to Form 5500-EZ)

For calendar plan year 2000 or fiscal plan year beginning , and ending ,

▶ **If an item does not apply, enter "N/A."** ▶ **Round off amounts to nearest dollar.**

▶ **Caution:** A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.

A Name of plan
RAYTHEON ENGINEERS & CONSTRUCTORS, INC. RETIREMENT PLAN

B Three-digit plan number ... ▶ 218

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
RAYTHEON COMPANY

D Employer Identification Number
23-1173910

E Type of plan: (1) [X] Single-employer (2) [ ] Multiemployer (3) [ ] Multiple-employer

F [ ] 100 or fewer participants in prior plan year

Part I **Basic Information** (To be completed by all plans)

1a Enter the actuarial valuation date: Month 01 Day 01 Year 2000

b Assets:		
(1) Current value of assets	b(1)	785,763,44[illegible]
(2) Actuarial value of assets for funding standard account	b(2)	659,919,06[illegible]
c (1) Accrued liability for plans using immediate gain methods	c(1)	441,275,93[illegible]
(2) Information for plans using spread gain methods:		
(a) Unfunded liability for methods with bases	c(2)(a)	N/A
(b) Accrued liability under entry age normal method	c(2)(b)	N/A
(c) Normal cost under entry age normal method	c(2)(c)	N/A

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying schedules, statements and attachments, if any, is complete and accurate, and in my opinion each assumption used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable; in the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

Jonathan R Barry
Signature of actuary

October 11, 2001
Date

JONATHAN R. BARRY, F.S.A.
Print or type name of actuary

G 99-6048
Most recent enrollment number

WILLIAM M. MERCER, INCORPORATED
Firm name

617-450-6000
Telephone number (including area code)

200 CLARENDON STREET
BOSTON MA 02116
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions ..... [ ]

Official Use Only

1d	Information on current liabilities of the plan:		
	(1) Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
	(2) "RPA '94" information:		
	(a) Current liability	d(2)(a)	454,365,457
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	26,756,152
	(c) Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	454,365,457
	(d) Expected release from "RPA '94" current liability for the plan year	d(2)(d)	N/A
	(3) "OBRA '87" information:		
	(a) Current liability	d(3)(a)	454,365,457
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	26,756,152
	(c) Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	N/A
	(4) Expected plan disbursements for the plan year	d(4)	17,286,909
2	Operational information as of beginning of this plan year:		
a	Current value of the assets (see instructions)	2a	784,586,682

b "RPA '94" current liability:

	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	2651	138,010,009	138,010,009
(2) For terminated vested participants	5973	111,762,435	111,762,435
(3) For active participants	5860	192,682,233	204,593,013
(4) Total	14484	442,454,677	454,365,457

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage ..... **2c** %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ▶ (b)	0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) ..... **4a** 147.9 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th
N/A	N/A	N/A	N/A

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210-0110
1210-0089

2001

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning , **and ending** ,

A This return/report is for: (1) [ ] a multiemployer plan; (2) [X] a single-employer plan (other than a multiple-employer plan); (3) [ ] a multiple-employer plan; or (4) [ ] a DFE (specify) ____

B This return/report is: (1) [ ] the first return/report filed for the plan; (2) [ ] an amended return/report; (3) [ ] the final return/report filed for the plan; (4) [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ [ ]

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ [X]

Part II Basic Plan Information — enter all requested information.

1a Name of plan
RAYTHEON RETIREMENT PLAN FOR ENGINEERS & CONSTRUCTORS AND AIRCRAFT CREDIT EMPLOYEES

1b Three-digit plan number (PN) ▶ 218

1c Effective date of plan (mo., day, yr.)
12/01/1949

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
RAYTHEON AIRCRAFT CREDIT CORP.

141 SPRING STREET

LEXINGTON MA 02421

2b Employer Identification Number (EIN)
95-1778500

2c Sponsor's telephone number
781-860-2943

2d Business code (see instructions)
541330

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

[signature]	10/15/02	MICHAEL F. GARVEY
Signature of plan administrator	Date	Typed or printed name of individual signing as plan administrator
[signature]	10/15/02	MICHAEL F. GARVEY
Signature of employer/plan sponsor/DFE	Date	Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

SCHEDULE B (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Actuarial Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code.

▶ *Attach to Form 5500 or 5500-EZ if applicable.*

▶ See separate instructions.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Publi Inspection (except when attached to Form 5500-EZ

For calendar plan year 2001 or fiscal plan year beginning , and ending ,

▶ ***Round off amounts to nearest dollar.***

▶ **Caution:** A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.

A Name of plan
RAYTHEON RET.PLAN FOR ENGINEERS,CONSTRUCTORS,AIRCRAFT EE'S

B Three-digit plan number ... ▶ 218

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ
RAYTHEON COMPANY

D Employer Identification Number
95-1778500

E Type of plan: (1) [X] Single-employer (2) [ ] Multiemployer (3) [ ] Multiple-employer

F [ ] 100 or fewer participants in prior plan year

Part I Basic Information (To be completed by all plans)

1a Enter the actuarial valuation date: Month 01 Day 01 Year 2001

b Assets:

(1)	Current value of assets	b(1)	677,752,13
(2)	Actuarial value of assets for funding standard account	b(2)	705,746,39
c (1)	Accrued liability for plans using immediate gain methods	c(1)	361,555,51
(2)	Information for plans using spread gain methods:		
(a)	Unfunded liability for methods with bases	c(2)(a)	
(b)	Accrued liability under entry age normal method	c(2)(b)	
(c)	Normal cost under entry age normal method	c(2)(c)	

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying schedules, statements, and attachments, if any, is complete and accurate, and in my opinion each assumption, used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable; in the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

[signature]
Signature of actuary

October 10, 2002
Date

JONATHAN R. BARRY, F.S.A.
Print or type name of actuary

G 2-6048
Most recent enrollment number

MERCER HUMAN RESOURCE CONSULTING
Firm name

617-450-6676
Telephone number (including area code)

200 CLARENDON STREET
BOSTON MA 02116
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions .... [ ]

Official Use Only

1d	Information on current liabilities of the plan:		
	(1) Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
	(2) "RPA '94" information:		
	(a) Current liability	d(2)(a)	477,514,632
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	0
	(c) Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	477,514,632
	(d) Expected release from "RPA '94" current liability for the plan year	d(2)(d)	
	(3) "OBRA '87" information:		
	(a) Current liability	d(3)(a)	477,514,632
	(b) Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	0
	(c) Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	
	(4) Expected plan disbursements for the plan year	d(4)	21,685,161
2	Operational information as of beginning of this plan year:		
a	Current value of the assets (see instructions)	2a	678,609,907

b "RPA '94" current liability:

	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	3378	199,330,350	199,330,350
(2) For terminated vested participants	11511	278,184,282	278,184,282
(3) For active participants	0	0	0
(4) Total	14889	477,514,632	477,514,632

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage **2c** %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ►	(b) 0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) **4a** 145.2 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ________

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☒

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
RAYTHEON RETIREMENT PLAN FOR ENGINEERS & CONSTRUCTORS AND AIRCRAFT CREDIT EMPLOYEES

1b Three-digit plan number (PN) ▶ 218

1c Effective date of plan (mo., day, yr.) 12/01/1949

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
RAYTHEON AIRCRAFT CREDIT CORP.
141 SPRING STREET
LEXINGTON MA 02421

2b Employer Identification Number (EIN) 45-0619846

2c Sponsor's telephone number 781-860-2488

2d Business code (see instructions) 541330

Caution: *A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.*

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature]	10/13/03	DEBORAH A. TULLY
Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
SIGN HERE [signature]	10/13/03	DEBORAH A. TULLY
Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

SCHEDULE B (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Pension and Welfare Benefits Administration Pension Benefit Guaranty Corporation	**Actuarial Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974, referred to as ERISA, except when attached to Form 5500-EZ and, in all cases, under section 6059(a) of the Internal Revenue Code, referred to as the Code. ▶ **Attach to Form 5500 or 5500-EZ if applicable.** ▶ **See separate instructions.**	Official Use Only OMB No. 1210-0110 **2002** **This Form is Open to Public Inspection (except when attached to Form 5500-EZ)**

For calendar plan year 2002 or fiscal plan year beginning , and ending ,

▶ **Round off amounts to nearest dollar.**

▶ **Caution:** A penalty of $1,000 will be assessed for late filing of this report unless reasonable cause is established.

A Name of plan RAYTHEON RET. PLAN FOR ENG.,CONSTRUCTORS,AIRCRAFT EE'S	**B** Three-digit plan number ▶ 218
C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ RAYTHEON AIRCRAFT CREDIT CORP.	**D Employer Identification Number** 45-0619846
E Type of plan: (1) ☒ Single-employer (2) ☐ Multiemployer (3) ☐ Multiple-employer	**F** ☐ 100 or fewer participants in prior plan year

Part I Basic Information (To be completed by all plans)

1a Enter the actuarial valuation date: Month 01 Day 01 Year 2002

b Assets:		
(1) Current value of assets	b(1)	594375434
(2) Actuarial value of assets for funding standard account	b(2)	713250521
c (1) Accrued liability for plans using immediate gain methods	c(1)	374135650
(2) Information for plans using spread gain methods:		
(a) Unfunded liability for methods with bases	c(2)(a)	
(b) Accrued liability under entry age normal method	c(2)(b)	
(c) Normal cost under entry age normal method	c(2)(c)	

Statement by Enrolled Actuary (see instructions before signing):

To the best of my knowledge, the information supplied in this schedule and on the accompanying schedules, statements, and attachments, if any, is complete and accurate, and in my opinion each assumption, used in combination, represents my best estimate of anticipated experience under the plan. Furthermore, in the case of a plan other than a multiemployer plan, each assumption used (a) is reasonable (taking into account the experience of the plan and reasonable expectations) or (b) would, in the aggregate, result in a total contribution equivalent to that which would be determined if each such assumption were reasonable; in the case of a multiemployer plan, the assumptions used, in the aggregate, are reasonable (taking into account the experience of the plan and reasonable expectations).

SIGN HERE [signature] — Signature of actuary — Date: October 9, 2003

JONATHAN R. BARRY, F.S.A.
Type or print name of actuary

G 02-06048
Most recent enrollment number

MERCER HUMAN RESOURCE CONSULTING
Firm name

617-450-6676
Telephone number (including area code)

200 CLARENDON STREET
BOSTON MA 02116
Address of the firm

If the actuary has not fully reflected any regulation or ruling promulgated under the statute in completing this schedule, check the box and see instructions ☐

Official Use Only

1d Information on current liabilities of the plan:

(1) Amount excluded from current liability attributable to pre-participation service (see instructions)	d(1)	0
(2) "RPA '94" information:		
(a) Current liability	d(2)(a)	452178617
(b) Expected increase in current liability due to benefits accruing during the plan year	d(2)(b)	0
(c) Current liability computed at highest allowable interest rate (see instructions)	d(2)(c)	452178617
(d) Expected release from "RPA '94" current liability for the plan year	d(2)(d)	
(3) "OBRA '87" information:		
(a) Current liability	d(3)(a)	485350942
(b) Expected increase in current liability due to benefits accruing during the plan year	d(3)(b)	0
(c) Expected release from "OBRA '87" current liability for the plan year	d(3)(c)	
(4) Expected plan disbursements for the plan year	d(4)	23246058

2 Operational information as of beginning of this plan year:

a Current value of the assets (see instructions) **2a** 594212580

b "RPA '94" current liability:

	Handwritten	(1) No. of Persons	(2) Vested Benefits	(3) Total Benefits
(1) For retired participants and beneficiaries receiving payments	2,001 / 3,378	3766	220681769	220681769
(2) For terminated vested participants	11,511	10958	231496848	231496848
(3) For active participants		0	0	0
(4) Total	14,889	14724	452178617	452178617

c If the percentage resulting from dividing line 2a by line 2b(4), column (3), is less than 70%, enter such percentage ..... **2c** %

3 Contributions made to the plan for the plan year by employer(s) and employees:

(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees	(a) Mo.-Day-Year	(b) Amount paid by employer	(c) Amount paid by employees
			3 Totals ►	(b) 0	(c) 0

4 Quarterly contributions and liquidity shortfall(s):

a Plans other than multiemployer plans, enter funded current liability percentage for preceding year (see instructions) ..... **4a** 147.8 %

b If line 4a is less than 100%, see instructions, and complete the following table as applicable:

Liquidity shortfall as of end of Quarter of this plan year			
(1) 1st	(2) 2nd	(3) 3rd	(4) 4th

Henry J. SANDLER

742 Carpenter Lane
Philadelphia, PA 19119

215-843-9668
hjsand742@cs.com

December 30, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder Proposal
Authorization For An Increase In Certain Retiree Pensions

Dear Sir/Madam:

Mr. Steven S. Niechcielski, the originator along with 29 other eligible Raytheon stockholders, has received copies of the December 23, 2003 communication from Bingham McCutchen LLP to the SEC offices regarding the proposal that they had submitted to Raytheon.

We note, according to Rule 14a-8(k), that Mr. Niechcielski may submit a response *"as soon as possible after the company makes it submission"*. The company submission notes that it will be sending it proxy materials to the printer no later than March 21, 2004. Please advise us as to the deadline we must meet with the SEC to have our rebuttal reviewed so that the SEC may consider denial of the company's request to exclude our proposal.

We feel that there are areas and statements in the McCutchen letter that are irrelevant and/or misleading and we would appreciate the opportunity of discussing them with you. I'm sure that you will understand that our proposal sponsors are not lawyers and have no recourse to legal advice. McCutchen sites a number of company cases, supposedly in their favor. However only two of them deal with the issue of pensions supposedly resulting in exclusions of those proposals. It seems to us, that there may have been other pension cases that were allowed by the SEC. We are hoping that you will be able to give us guidance in that area so that we can present a strong rebuttal.

We would appreciate any help that you can offer.

Yours sincerely,

Henry J. Sandler

Henry J. Sandler

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 23, 2003

The proposal requests that the board raise the pensions of certain pension plan participants in proportion to the number of years a retiree had been in the plan during the period of 1992-2003.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(7), as relating to Raytheon's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which Raytheon relies.

Sincerely,

Keir Devon Gumbs
Special Counsel